Exhibit 99.96

REPORT OF INDEPENDENT AUDITOR ON DIFFERENCES BETWEEN
CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES

To the Shareholders of Timmins Gold Corp.

We have audited the consolidated financial statements of Timmins Gold Corp. (the “Company”) as at March 31, 2010 and 2009 and for the years then ended and have issued our report thereon dated July 29, 2010. The consolidated financial statements and our report are contained in Exhibit 99.7 of this Form 40-F. Our audit also included the Differences between Canadian and United States Generally Accepted Accounting Principles as at March 31, 2010 and 2009 and for the years then ended as contained in Exhibit 99.96 of this Form 40-F. The Differences between Canadian and United States Generally Accepted Accounting Principles is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit. In our opinion, the Differences between Canadian and United States Generally Accepted Accounting Principles, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Chartered Accountants
Vancouver, Canada
October 26, 2011

TIMMINS GOLD CORP.
DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES
March 31, 2010
(in Canadian dollars, except for per share amounts)

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The following adjustments and additional disclosures would be required in order to present the financial statements in accordance with US GAAP and with practices prescribed by the Securities and Exchange Commission as at March 31, 2010 and 2009 and for the years then ended.

Under US GAAP, the major balance sheet items would be adjusted as follows:

Consolidated balance sheets

As at March 31,	2010	2009

Total assets under Canadian GAAP	$82,279,282	$52,844,859
Prior period exploration expenditure (a)	(12,267,819)	(6,324,731)
Current period exploration expenditure (a)	893,064	(5,943,088)
Deferred financing costs (b)	585,420	-
Deferred startup costs and revenues (c)	(3,525,639)	-
Total assets under US GAAP	$67,964,308	$40,577,040

Total liabilities under Canadian GAAP	$28,227,701	$11,572,740
Deferred income taxes (d)	(80,202)	-
Total liabilities under US GAAP	$28,147,499	$11,572,740

Total shareholders’ equity under Canadian GAAP	$54,051,581	$41,272,119
Exploration expenditure (a)	(11,374,755)	(12,267,819)
Deferred financing costs (b)	585,420	-
Adjustment for deferred startup costs and revenues (c)	(3,525,639)	-
Deferred income taxes for startup costs and revenues (c)	80,202	-
Total shareholders’ equity under US GAAP	$39,816,809	$29,004,300
Total liabilities and shareholders’ equity under Canadian and US GAAP	$67,964,308	$40,577,040

Under US GAAP, the net loss would be adjusted as follows:

Consolidated comprehensive net loss

Year ended March 31,	2010	2009

Net loss and comprehensive loss under Canadian GAAP	$(8,615,920)	$(3,414,781)
Exploration expenditure (a)	893,064	(5,943,088)
Deferred financing costs (b)	585,420	-
Deferred startup costs and revenues (c)	(3,525,639)	-
Deferred income tax for start up costs and revenues (c)	80,202	-
Net loss and comprehensive loss under US GAAP	$(10,582,873)	$(9,357,869)

Loss per share – basic and diluted under US GAAP	$(0.09)	$(0.13)

Weighted average number of shares outstanding – basic and diluted under Canadian and US GAAP	$112,132,651	$70,519,153

TIMMINS GOLD CORP.
DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES
March 31, 2010
(in Canadian dollars, except for per share amounts)

Under US GAAP, the cash flows would be adjusted as follows:

Consolidated statements of cash flows

Year ended March 31,	2010	2009

Cash flows used in operating activities under Canadian GAAP	$(15,793,611)	$(1,727,070)
Increase in loss from exploration expenditure (a)	893,064	(5,943,088)
Reduction in loss from deferred financing costs (b)	585,420	-
Increase in loss from deferred startup costs and revenues (c)	(3,525,639)	-
Cash flows used in operating activities US GAAP	(17,840,766)	(7,670,158)

Cash flows provided by financing activities under Canadian and US GAAP	32,302,974	20,712,714

Cash flows used in investing activities under Canadian GAAP	(14,514,642)	(20,756,582)
Adjustment for exploration expenditure (a)	(893,064)	5,943,088
Adjustment for deferred financing costs (b)	(585,420)	-
Adjustment for deferred startup costs and revenues (c)	3,525,639	-
Cash flows used in investing activities under US GAAP	(12,467,487)	(14,813,494)

Increase (decrease) in cash and cash equivalents during the year	1,994,721	(1,770,938)
Cash and cash equivalents, beginning of year	700,104	2,471,042
Cash and cash equivalents, end of year	$2,694,825	$700,104

TIMMINS GOLD CORP.
DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES
March 31, 2010
(in Canadian dollars, except for per share amounts)

a)	Exploration expenditures

Under Canadian GAAP, exploration expenditures may be capitalized during the search for commercially mineable minerals and amortized on a unit of production basis based on proven and probable reserves once commercial production has commenced. Under US GAAP, exploration expenditures can only be deferred subsequent to the determination that economically recoverable proven or probable mineral reserves exist at which time costs incurred to bring the mine into production are capitalized as development costs.

For US GAAP purposes, it was determined that San Francisco resource property had met the criteria for capitalization of development costs, effective April 1, 2009. Prior to April 1, 2009, the exploration expenditures incurred were expensed under US GAAP.

Exploration expenditures incurred on all the resource properties was cumulatively $12,267,819 as of March 31, 2009. During the year ended March 31, 2010, the Company incurred $893,064 exploration expenditures which are to be expensed under US GAAP. This amount is net of adjustment for write-off incurred in the year under Canadian GAAP that a portion of was expended in prior years under US GAAP.

For the purposes of the consolidated statements of cash flows, these costs are classified as cash used in investing activities under Canadian GAAP and cash used in operating activities under US GAAP.

b)	Debt financing costs

Under Canadian GAAP, the Company’s policy is to expense debt financing costs when they are incurred. For US GAAP, these costs are capitalized and amortized using effective interest rate method over the term of the related debt.

c)	Deferred startup costs and revenues

Effective December 10, 2009, the San Francisco resource property commenced production under US GAAP and April 1, 2010 under Canadian GAAP. As a result, adjustments to assets and net loss have been recorded for the difference in the cumulative costs capitalized and the timing of when amortization commenced.

Under Canadian GAAP, startup costs and revenues from a newly commissioned operation are deferred as a component of resource property costs until commercial production is established and then amortized on the unit- of production-basis over proven and probable reserves. Under US GAAP, startup costs and revenues from a newly commissioned operation are recognized as incurred. For the year ended March 31, 2010, $10,826,833 and $8,297,767 of startup costs and revenues, respectively should be recorded under US GAAP. The related amortization was $996,573 for the period. Prior to December 10, 2009, there had not been any startup costs incurred or revenues earned by the Company.

d)	Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for any of the periods presented.

TIMMINS GOLD CORP.
DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES
March 31, 2010
(in Canadian dollars, except for per share amounts)

Tax differences can arise from differing treatment of various assets and liabilities. For example, certain costs are capitalized under Canadian GAAP and expensed under US GAAP as described in above. An analysis of these differences indicates that there are larger potential tax benefits under US GAAP, but a valuation allowance has been applied to all the financial statement recognition and measurement of a tax position taken or expected to be take in a tax return. US GAAP requires the Company recognize in its consolidated financial statements only those tax positions that are “more-likely-than-not” of being sustained based on the technical merits of the position. Under current conditions and expectations, the Company does not foresee any significant changes in unrecognized tax benefits that would be have a material impact on the Company’s financial statements. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company has not accrued interest or penalties related to uncertain tax positions as of March 31, 2010. Management is currently unaware of any issues under review that could results in significant payments, accruals or material deviations from its position.

e)	Stock-based compensation

For US GAAP purposes, all stock-based payments to employees, including grants of employee stock options, are recognized in results from operations based on the fair values of options expected to vest. In calculating compensation to be recognized, US GAAP requires the Company to estimate forfeitures. For Canadian GAAP, the Company accounts for forfeitures as they occur. Management has evaluated their estimated forfeiture rate and the effect of the estimated forfeitures is not material. Accordingly no adjustments for any of the periods were required.

The weighted average remaining contractual term for the outstanding options as of March 31, 2010 was 2.87 years. The weighted average remaining contractual term for the exercisable options as of March 31, 2010 was 2.24 years.

Stock options vested or expected to vest as of March 31, 2010 was 5,850,000 with a weighted average exercise price of $0.68.

The total fair value of stock options vested during the years ended March 31, 2010 and 2009 was $971,260 and $1,050,336, respectively.

The total intrinsic value of stock options exercised for the year ended March 31, 2010 and 2009 was $429,650 and $nil, respectively.

The aggregate intrinsic value of options outstanding as of March 31, 2010 is $3,615,250, whereas the aggregate intrinsic value of options exercisable as of March 31, 2010 is $ 3,153,250.

There were no recognized tax benefits related to compensation costs from stock-based payment recognized in the statements of operation for the years ended March 31, 2010 or 2009.

At March 31, 2010, total unrecognized compensation cost related to non-vested stock options granted prior to that date was $1,290,473 which is expected to be recognized over 7.5 months.

The Company received cash from the exercise of stock options for the year ended March 31, 2010 was $456,250 (2009 - $nil). Upon option exercise, the Company issues new shares of stock. There is no related tax benefit realized from stock options exercised during the year ended March 31, 2010.

TIMMINS GOLD CORP.
DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES
March 31, 2010
(in Canadian dollars, except for per share amounts)

f)	Convertible preference shares

On liquidation, dissolution, winding up or other distribution of assets of the Company, the holders of the convertible preference shares would participate ratably in equal amounts per share without preference in the remaining assets of the Company with holders of common shares. There is no difference in the accounting for the shares between US and Canadian GAAP.

g)	Impact of adoption of new accounting pronouncements

In September 2006, the FASB issued ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), effective for fiscal periods beginning after November 15, 2007. ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In December 2007, the FASB provided for a one-year deferral of the application of ASC 820 for non-financial assets and liabilities recognized or disclosed at fair value in the financial statements on a non-recurring basis. Also included in ASC 820 is guidance on measurement of fair value of a financial asset when the market of that financial asset is not active. The adoption of ASC 820 at April 1, 2008, for financial assets and liabilities measured at fair value, did not have a material impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued guidance on the fair value option for financial assets and financial liabilities which is included in ASC 825 - Financial Instruments and permits entities to choose to measure many financial instruments and certain other items at fair value. This statement was effective for fiscal periods beginning after November 15, 2007. The adoption and application of this guidance at April 1, 2008 did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) 168, The FASB Accounting Standards Codification and the Hierarchy of US GAAP - a replacement of FASB Statement No. 162

(“SFAS 168”). SFAS 168 provides for the FASB ASC to become the single official source of authoritative, non- governmental US GAAP. The ASC did not change US GAAP but reorganizes the literature. SFAS 168 was effective for interim and annual periods ending after September 15, 2009. The adoption of this statement did not have a material impact on the Company’s consolidated financial statements.

During 2009, the FASB issued guidance, included in ASC 820, on determining the fair value of a financial asset and liability when the volume and level of activity for the asset or liability has significantly decreased. This guidance is applicable for interim and annual periods ending after June 15, 2009. In addition, the FASB issued additional guidance on determining the fair value of liabilities, including the incorporation of non-performance risks, market participant assumptions and the impact of restrictions on transfers in the fair value measurement inputs. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued SFAS 165, Subsequent Events, or SFAS 165, which was later superseded by the FASB codification and included in ASC topic 855. Effective July 1, 2009, the Company adopted the newly issued accounting standard related to subsequent events. This standard establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It also requires the disclosure of the date through which an entity has evaluated subsequent events and whether that evaluation date represents the date the financial statements were issued or were available to be issued. The adoption of this standard did not have a material impact on the Company’s financial condition, results of operations or cash flows.

TIMMINS GOLD CORP.
DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES
March 31, 2010
(in Canadian dollars, except for per share amounts)

In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principles, or SFAS 162, which was later superseded by the FASB codification and included in ASC topic 105. Effective April 1, 2009, the Company adopted the newly issued accounting standard related to the hierarchy of generally accepted accounting principles. This standard identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements. The adoption of this standard did not have a material impact on the Company’s financial condition, results of operations or cash flows.

In April 2008, the FASB issued FASB Staff Position FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, or FSP FAS 107-1 and APB 28-1, which were later superseded by the FASB codification and included in ASC topic 825. Effective April 1, 2009, the Company adopted the newly issued accounting standard for interim disclosures about fair value of financial instruments. This standard requires disclosures about fair value of financial instruments in interim as well as in annual financial statements. The adoption of this standard did not have a material impact on the Company’s financial condition, results of operations or cash flows.

h)	Recently issued accounting pronouncements

In April 2010, the Emerging Issues Task Force (EITF) reached a final consensus on milestone method of revenue recognition and published ASU 2010-17, Revenue Recognition - Milestone Method (Topic 605). The scope of this ASU is limited to arrangements that include milestones relating to research or development deliverables. The consensus specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The final consensus will be effective beginning on July 1, 2010. The Company is evaluating whether adoption of this standard will have a material impact on its financial condition, results of operations or cash flows.

In April 2010, the FASB issued ASU 2010-13, Compensation - Stock Compensation (Topic 718); Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The objective of this ASU is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. Under Topic 718, awards of equity share options granted to an employee of an entity’s foreign operation that provide a fixed exercise price denominated in (1) the foreign operation’s functional currency or (2) the currency in which the employee’s pay is denominated should not be considered to contain a condition that is not a market, performance, or service condition. However, U.S. generally accepted accounting principles do not specify whether a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades has a market, performance, or service condition. Diversity in practice has developed on the interpretation of whether such an award should be classified as a liability when the exercise price is not denominated in either the foreign operation’s functional currency or the currency in which the employee’s pay is denominated. ASU 2010-13 clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective beginning January 1, 2011. The Company is evaluating whether adoption of this standard will have a material impact on its financial condition, results of operations or cash flows.

TIMMINS GOLD CORP.
DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES
March 31, 2010
(in Canadian dollars, except for per share amounts)

In October 2009, the FASB published FASB ASU 2009-13, Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in ASC Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence if available; (b) third-party evidence if vendor-specific objective is not available; or (c) estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. The provisions of ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified from April 1, 2011. Early adoption is permitted. The Company is evaluating whether adoption of this standard will have a material impact on its financial condition, results of operations or cash flows.